Exhibit 2

British American Tobacco p.l.c. (the “Company”) – Voting Rights and Capital

In conformity with the Disclosure Guidance and Transparency Rules provision 5.6.1, we notify the market of the following:-

That, as at 30 September 2022, the Company’s issued share capital consisted of 2,245,705,848 ordinary shares of 25p each (“Shares”) with voting rights (the “Voting Rights Figure”).

As at 30 September 2022, the Company held 211,123,661 Shares in Treasury.

The Voting Rights Figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their voting rights interest, or a change to that interest, in the Company under the FCA’s Disclosure Guidance and Transparency Rules.

Claire Dhokia
Deputy Secretary
British American Tobacco p.l.c.

3 October 2022